Exhibit 99.1

Telenor Group announces intention to divest shares in VimpelCom Ltd.

(Fornebu, Norway 5 October 2015) Telenor Group today announced its intention to divest all its shares in VimpelCom Ltd., where the company has an economic stake of 33 per cent. Telenor Group will now fully focus on creating value in core operations.

“The VimpelCom asset, where Telenor holds a minority position without the possibility to fully control the company, has been challenging. Based on a strategic review by the Board and the CEO, and after due considerations, Telenor Group has decided to divest its shares in VimpelCom Ltd. The disposal of our shares is in the best interest of our shareholders, and in accordance with Telenor Group’s long-term strategic focus,” said Mr. Svein Aaser, Chairman of the Board of Directors of Telenor Group.

VimpelCom Ltd. has gradually contributed less to the value of Telenor Group, and the value of Telenor’s core operations have increased rapidly. Today, the market value of the VimpelCom Ltd. shares represents approximately eight per cent of Telenor’s market capitalization.

“We have maintained growth through solid performance from our controlled operations and will continue to focus on value creation in our core operations. Our ambition is to drive profitable growth in the telecom business, where Telenor will continue to monetize on the exponential data usage taking place across our footprint,” said Mr. Sigve Brekke, President and CEO of Telenor Group.

Telenor Group has invested NOK 15 billion in VimpelCom. The company has received NOK 20 billion in dividends and the current market value of the ownership stake is approximately NOK 20 billion.

Telenor Group will explore all options to divest its shares in VimpelCom Ltd., and will seek to find the best solution for Telenor and its shareholders. A timeframe for the divestment has not been set, but a process like this will normally take some time. As a result of today’s announcement Telenor will not convert its VimpelCom Ltd. preferred shares into common shares.

The Vimpelcom Ltd stock declined in the third quarter and ended at USD 4.11 per share vs book value of USD 5.64 per share. As a consequence of the intention to divest, impairment evaluations going forward will be based on the market price of the Vimpelcom Ltd share. This will result in a non-cash impairment of approximately NOK 7.5 billion in the third quarter.

Contact:

Severin Roald

SVP and Head of Group Communications

Telenor Group

Mobile: +47 920 30 033

severin.roald@telenor.com

Glenn Mandelid

Vice President Communications

Mobile: +47 926 61 300

glenn.mandelid@telenor.com